NYSE
AN ICE EXCHANGE

July 9, 2026

VIA KITEWORKS

U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed please find an amendment to Exhibit H of the Form 1 applications pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange LLC ("NYSE"), NYSE American LLC ("NYSE American"), and NYSE Texas, Inc., ("NYSE Texas" and collectively, the "Exchanges").

For Exhibit H, the Exchanges are each filing an amendment containing an updated complete set of documents comprising their listing applications. Specifically, NYSE and NYSE American, are each filing updated forms for listing which have been updated to reflect the new way in which companies will be completing and submitting the forms. For NYSE Texas, the Listing Agreement has been added to the submission.

If you have questions, please do not hesitate to contact Martha Redding, Corporate Secretary and Associate General Counsel, at (212) 656-2938 or martha.redding@ice.com.

Sincerely,

Enclosures

Martha Redding
Corporate Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.2938 I Fax: +1 212.656.8101
martha.redding@ice.com
ice.com

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 07/09/26	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: NYSE Texas, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):

   4020 Maple Ave, Suite 800, Dallas, TX, 75219

3. Provide the applicant's mailing address (if different):

   N/A

   26000316

4. Provide the applicant's business telephone and facsimile number:

   512-930-8738 (Telephone) 212-656-8101 (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding (Name) Corporate Secretary (Title) 212-656-2938 (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding
   NYSE Holdings LLC
   11 Wall Street, New York, NY 10005

7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/28/25 (b) State/Country of formation: Texas/USA

   (c) Statute under which applicant was organized: Texas Business Organizations Code

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 07/09/26 (MM/DD/YY) NYSE Texas, Inc. (Name of applicant)

By: [signature] (Signature) ~~Martha Redding, Corporate Secretary~~ (Printed Name and Title)

Subscribed and sworn before me this 9th day of July (Month), 2026 (Year) by [signature] (Notary Public)

My Commission expires 11/27/28 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

AMY MAURO
Notary Public, State of New York
No. 01MA6262613
Qualified in Westchester County
My Commission Expires ~~May 29, 2024~~ November 27, 2028

EXHIBIT H

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE TEXAS, INC.

July 2026

EXHIBIT H

The attached set of documents comprise NYSE Texas, Inc.'s listing applications, including any agreements required to be executed in connection with listing. A schedule of listing fees, along with the below listed documents, is publicly available on the Exchange's website at www.nyse.com.

1. NYSE Texas, Inc. Original Listing Application
2. NYSE Texas, Inc. Supplemental Listing Application
3. NYSE Texas, Inc. Annual CEO Certification
4. NYSE Texas, Inc. Listing Agreement
5. NYSE Texas Primary ETP Initial Listing Application and Agreement
6. NYSE Texas Primary ETP New Listing Supplemental Listing Applications
7. NYSE Texas Primary ETP Corporate Action Supplemental Listing Applications
8. NYSE Texas Secondary ETP Initial Listing Application and Agreement
9. NYSE Texas Secondary ETP New Listing Supplemental Listing Applications
10. NYSE Texas Secondary ETP Corporate Action Supplemental Listing Applications

NYSE Texas, Inc.

Original Listing Application

Company Name (the "Company")
Street Address
City, State Zip code
Telephone

The Company hereby makes application to the NYSE Texas, Inc. for the listing of:
Security Description:
Number of shares to be listed*:
(*including shares held in the treasury)

Attachments

The following Company documents are incorporated by reference into this Listing Application:
1) Charter and By-Laws;
2) Resolution of Board of Directors authorizing listing; and
3) A copy of the original application for listing on a national securities exchange other than the NYSE or NYSE American, if the Company listed on such exchange within one year of the date of this application.

The undersigned hereby certifies that (i) there have been no material developments affecting the Company since the date of the Company's most recent public SEC filing; and (ii) the statements made herein and the papers and exhibits submitted in support hereof are, to the best of such person's knowledge and belief, true and correct.

Company Name:
Print Name:
Signature: /s/
Title of Authorized Officer:
Date:

The below to be completed by NYSE Texas:

Authorized Date:
Authorized By:
Signature: /s/
Title:

NYSE Texas, Inc.

Supplemental Listing Application

Company Name

hereby applies to the NYSE Texas, Inc. ("NYSE Texas") for the listing of

additional shares (if applicable) of its

par value, with the trading symbol , increasing the number of

shares listed with the Exchange to . Alternatively, the application

applies to a Change in Corporate Name, Redesignation of Listed Security, or Other -

please note the specific reason here:

One copy of this application must be accompanied by the following, if applicable:

1. Statement as to the purpose for which the additional shares will be issued and/or reason for this application. (Copy of the listing application to another national securities exchange will suffice for this purpose.)[1]

2. Certified copy of resolution of the Board of Directors and/or shareholders authorizing the action.[2]

3. Opinion of counsel as to legality of issuance and validity of the securities to be listed, including a statement of status under the Securities Act of 1933. (If using a copy of an opinion furnished to another national securities exchange, a manually signed letter of reliance must be attached.)[3]

4. Copy of prospectus under the Securities Act of 1933.[4]

5. Amendment to charter, certified by the Secretary of State. (This exhibit may be filed subsequent to the application.)[5]

---

[1] TX Article 22, Rule 2, Interpretation .02(a)
[2] TX Article 22, Rule 2, Interpretation .02(b)
[3] TX Article 22, Rule 2, Interpretation .02(c)
[4] TX Article 22, Rule 2, Interpretation .02(d)
[5] TX Article 22, Rule 2, Interpretation .02(e)

6. Any other information and/or documents pertinent to the application (merger agreement, exchange offer agreement, etc.)[6]

NYSE Texas must be notified of any increase in the amount of stock of the class previously listed. An application for listing additional shares should be received sufficiently prior to the issuance to permit action on such application.[7]

Further, if the any of the subject securities are currently listed or approved for listing on any other market, the Company, by signing this Supplemental Listing Application, represents and warrants to NYSE Texas that as of the date hereof it has not been notified by such other market that the subject securities have fallen below the continued listing requirements of such other market nor does the Company have any reason to believe that the subject securities have fallen below the continued listing requirements of such other market.

Nothing in these agreements shall obligate the Company to do any act in contravention of law or in violation of the rules or regulations of any duly constituted public authority having jurisdiction over the Company.

Company Name:

Print Name:

Signature: /s/

Title of Authorized Officer:

Date:

The below to be completed by NYSE Texas:

Authorized Date:

Authorized By:

Signature: /s/

Title:

[6] TX Article 22, Rule 2, Interpretation .02(f)
[7] TX Article 22, Rule 2, Interpretation .02(h)

NYSE Texas, Inc.

ANNUAL CEO CERTIFICATION

Company Name and Trading Symbol

As required by Article 22, Rule 19(f)(1) of the NYSE Texas, Inc. (“NYSE Texas”) Rules, I hereby certify to the NYSE Texas that I am not aware of any violation by the Company of the standards set out in applicable paragraphs (a) through (e) of Article 22, Rule 19 of the NYSE Texas Rules.

Print Name:

Signature: /s/

Title of Authorized Officer:

Date:

Listing Agreement

Dated: MM/DD/YYYY

Company Name

Street Address
City, State Zip code
Telephone (212) 555-5000

[Company Name] (the "Company"), in consideration of the listing of its securities, hereby agrees, with NYSE Texas, Inc. (the "Exchange") that:

1. The Company certifies that it will comply with all Exchange rules, policies, and procedures that apply to listed companies as they are now in effect and as they may be amended from time to time, regardless of whether the Company's organization documents would allow for a different result.
2. The Company shall notify the Exchange at least 20 days in advance of any change in the form or nature of any listed security or in the rights, benefits, and privileges of the holders of such security.
3. The Company understands that the Exchange may remove its securities from listing on the Exchange, pursuant to applicable procedures, if it fails to meet one or more requirements of Paragraphs 1 and 2 of this agreement.
4. The Company agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange’s rules.
5. The Company agrees to promptly notify the Exchange in writing of any corporate action or other event which will cause the Company to cease to be in compliance with Exchange listing requirements.
6. The Company agrees to furnish to the Exchange on demand such information concerning the Company as the Exchange may reasonably request.
7. The Company agrees to file all required periodic financial reports with the SEC, including annual reports and, where applicable, quarterly or semi-annual reports, by the due dates established by the SEC.
8. The Company agrees to comply with all requirements under the federal securities laws and applicable SEC rules.
9. The Company will maintain a transfer agent and a registrar, as necessary, which satisfy the applicable requirements set forth in the Rules of the Exchange or of any other national securities exchange on which the Company is listed.
10. Nothing contained in or inferred from the listing agreement shall be construed as constituting the Company’s contract for the continued listing of the Company’s securities on the Exchange. The Company understands that the Exchange may, consistent with applicable laws and SEC rules, suspend its securities and commence delisting proceedings with or without prior notice to the Company, upon failure of the Company to comply with any one or more sections of the listing agreement, or when in its sole discretion, the Exchange shall determine that such suspension of dealings and delisting is in the public interest or otherwise warranted.
11. In order to publicize the Company's listing on the Exchange, the Company authorizes the Exchange to use the Company's corporate logos, Web site address (URL):**[Company Website]** , trade names, and trade/service marks in order to convey quotation information, transactional reporting information,

and other information regarding the Company in connection with the Exchange. In order to ensure the accuracy of the information, the Company agrees to provide the Exchange with the Company's current corporate logos, Web site address, trade names, and trade/service marks and with any subsequent changes to those logos, trade names and marks. Questions regarding logo usage should be directed to: **[Name]** at **[Phone Number]** .

The Company indemnifies the Exchange and holds it harmless from any third-party rights and/or claims arising out of use by the Exchange or any affiliate of the Company's corporate logos, Web site address, trade names, trade/service marks, and/or the trading symbol used by the Company.

12. The Company warrants and represents that the trading symbol to be used by the Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. The Company's trading symbol is provided to the Company for the limited purpose of identifying the Company's security in authorized quotation and trading systems. The Exchange reserves the right to change the Company's trading symbol at the Exchange's discretion at any time.

Exchange Warranties; Disclaimers of Warranties. For any goods or services provided to the Company, the Exchange shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

Limitation of Exchange's Liability:

1. The Exchange is not liable for any lost profits, loss of good will or other business loss or for costs of procurement of substitute goods or services or for any form of special, incidental or consequential damages, arising out of or related to this agreement. The maximum liability of the Exchange in connection with a dispute arising out of or related to this agreement is limited to the listing fees paid by the Company during the twelve (12) months preceding the accrual of the claim. In no event will the Exchange be liable for trading losses, losses of profits, indirect, special, punitive, consequential, or incidental loss or damages. The limitations of this subsection apply irrespective of whether liability is based on breach of contract, tort (including negligence), breach of warranty, strict liability or other legal or equitable theory, regardless of whether the damage was foreseeable and whether or not the party has been advised of the possibility of damage.
2. This section shall not relieve the Exchange from liability for damages that result from its own gross negligence or willful misconduct. This section does not apply only when and to the extent that applicable law or the rules of the Exchange specifically requires liability, despite the foregoing exclusion and limitation.

This Listing Agreement shall be deemed to have been made in the United States, in the State of Texas and shall be construed and enforced in accordance with the laws of the State of Texas, without reference to principles of conflicts of laws.

[Company Name]

By: ______________________________

Signature of Duly Authorized Officer

____

Print Name and Title

Registered Name

<Insert Issuer Name>

Exchange

NYSE Texas

Original Listing Application and Agreement

Entries made below will be transferred to the Listing Application and Listing Agreement documents which can be viewed/downloaded from the "PDF Download" tab at any time after saving this form

1. Corporate Information

A. General Corporate Information

Corporation or Trust Name ("Issuer")

Address Information

Address of Principal Executive Offices

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

Company Phone #

Company Website

Contact Detail

Full Name

Title

Phone

Email

Other Information

Country of Incorporation

Select...

State of Incorporation

Select...

Date of Incorporation

YYYY-MM-DD

Edgar CIK No

SEC '33 Act File No

SEC '40 Act File No

Foreign Private Issuer

------ ×

Fiscal Year End

Select... Select...

B. Corporate Contacts

Show less

Role

Primary Contact with respect to Listing Application ×

Full Name

Phone

Email

Address

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

			Select...

Show less

Role

Outside Counsel Contact

Full Name	**Phone**	**Email**
Address	**City**	**Country**
		Select...

(address line 2)	***(address line 3)***	**Zip Code**	**State**
			Select...

Show less

Role

Investment Banker/Financial Advisor

Full Name	**Phone**	**Email**
Address	**City**	**Country**
		Select...

(address line 2)	***(address line 3)***	**Zip Code**	**State**
			Select...

C. Board Members

Does the Issuer rely on an exemption from 1934 Act Rule 10A-3?

Name	Title	Firm/Affiliation	Is Independent Board Member?	Is 10A-3 Independent?	Audit Committee	Audit start date	Board start date	Delete
			Select...	Select...	☐	YYYY-MI	YYYY-MN	☐
			Select...	Select...	☐	YYYY-MI	YYYY-MN	☐
			Select...	Select...	☐	YYYY-MI	YYYY-MN	☐

Add

2. Securities to be Listed

Transaction Type

New ETP Listing - Investment Company Units (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
10. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Investment Company Units (Generic)

Expected Listing Date/Effective Date

Transfer From Another Exchange?

YYYY-MM-DD | Select...

Symbol | **Registered Security Name** | **CUSIP**

Index / Reference Asset Name | **Index / Reference Asset Provider** | **Index / Reference Asset Symbol**

Adviser | **Sub adviser**

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Texas Rule 5.2(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2);
12. represents that, upon request, it will provide NYSE Texas with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Exchange Traded Notes (Generic) ×

Expected Listing Date/Effective Date | **Transfer From Another Exchange?**

YYYY-MM-DD | Select...

Symbol | **Registered Security Name** | **CUSIP**

Index / Reference Asset Name | Index / Reference Asset Provider | Index / Reference Asset Symbol

Adviser | Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(6);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Texas Rules 5.2(j)(6) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Texas Rule 5.2(j)(6) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rules 5.2(j)(6) and 5.5(g)(2);
12. represents that, upon request, it will provide NYSE Texas with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Exchange Traded Fund Shares

Expected Listing Date/Effective Date: YYYY-MM-DD | Transfer From Another Exchange? Select...

Symbol | Registered Security Name | CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name | **Index / Reference Asset Provider** | **Index / Reference Asset Symbol**

Adviser | **Sub adviser**

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(8);
2. represents that it is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11");
3. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
7. represents that , upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 5.2(j)(8);
8. represents that it will comply with the website disclosure requirements contained in Rule 6c-11 on a continuing basis;
9. represents that it will promptly notify NYSE Texas if (i) it is no longer eligible to operate in reliance on Rule 6c-11, (ii) it is not in compliance with any of the requirements of Rule 6c-11, or (iii) it is not in compliance with any of the requirements of NYSE Texas Rule 5.2(j)(8).
10. represents that it will provide NYSE Texas with periodic certification that the above referenced security is in compliance with the requirements of Rule 6c-11.

I acknowledge the above to be true

☐

Transaction Type

New ETF Listing - Class ETF Shares ×

Expected Listing Date/Effective Date | **Transfer From Another Exchange?**

YYYY-MM-DD | Select...

Symbol | **Registered Security Name** | **CUSIP**

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name | **Index / Reference Asset Provider** | **Index / Reference Asset Symbol**

Adviser | **Sub adviser**

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it is an open-end management company that:

i. pursuant to Multi-Class Fund Exemptive Relief, issues Class ETF Shares and one or more classes of shares that are not exchange traded; and
ii. is in compliance with the conditions and requirements of such Multi-Class Fund Exemptive Relief.

2. represents that the above referenced security is an ETF Class (as defined in the Exchange's rules for Class ETF Shares) that is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") (as may be modified by the above referenced Multi-Class Fund Exemptive Relief);
3. represents that a CUSIP number identifying the above-referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above-referenced security will not be issued as the security is required by the Exchange to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, upon listing, it will comply with the applicable distribution requirements of the Exchange's rules for Class ETF Shares and such additional requirements, if any, as may be imposed by any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security;
7. represents that it will comply with the applicable website disclosure requirements contained in Rule 6c-11 on a continuing basis;
8. represents that it will promptly notify NYSE Regulation if (i) it is no longer eligible to operate the above-referenced security as an exchange-traded fund pursuant to, or is otherwise no longer in compliance with the terms and conditions of, the above-referenced Multi-Class Fund Exemptive Relief; or (ii) the above-referenced security is no longer in compliance with the conditions and requirements of Rule 6c-11 under the Investment Company Act of 1940, except as noted in such Multi-Class Fund Exemptive Relief; or (iii) any of the listing requirements set forth in the Exchange's rules for Class ETF Shares are not continuously maintained;
9. understands and acknowledges that all statements and representations contained in any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in any such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas; and
10. represents that it will provide NYSE Regulation with periodic certification that the above-referenced security is in compliance with the applicable requirements of Rule 6c-11 and the above-referenced Multi-Class Fund Exemptive Relief.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Commodity Based Trust Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;

2. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
9. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Commodity Based Trust Shares (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable distribution requirements of NYSE, NYSE Arca, or NYSE Texas (the "Exchange"), as applicable;
3. represents that certificates for the above security will not be issued as the security is required by the Exchange to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;

5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. represents that it will advise NYSE Regulation of any failure by the above security to comply with the applicable continued listing requirements as set forth in the applicable Exchange's rules; and
9. represents that, upon request, it will provide NYSE Regulation with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Regulation) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Fund Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and

11. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Fund Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. Represents that the provisions of NYSE Texas Rule 8.600 applicable to the above security will be complied with on a continual basis;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rule 8.600;
11. represents that, upon request, it will provide NYSE Texas with portfolio data relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that within 10 business days of the end of each calendar quarter (e.g., March 31, June 30, September 30 and December 31) the issuer will provide to NYSE Texas, via an e-mail to Regulatory-NYSEETPS@theice.com, the following information related to the above security:
13. the number of Authorized Participants registered in the fund (including those Authorized Participants that have not engaged in any creation/redemption activity during the quarter).
14. the number of Authorized Participants registered in the fund that have effected a creation or redemption order in the last twelve months.
15. a description of any failure by the listed security or an authorized participant to deliver shares, cash, or cash and financial instruments in connection with creation or redemption orders.
16. a description of any failure by the listed security to comply with the provisions of NYSE Texas Rule 8.600.

I acknowledge the above to be true

Transaction Type

New ETP Listing - Active Proxy Portfolio Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 8.601;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Proxy Portfolio (as defined in NYSE Texas Rule 8.601) shall be made publicly available on the issuer's website at least once daily and shall be made available to all market participants at the same time;
7. represents that the Actual Portfolio (as defined in NYSE Texas Rule 8.601) shall be publicly disseminated within at least 60 days following the end of every fiscal quarter and shall be made publicly available to all market participants at the same time;
8. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 8.601);
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that is will promptly advise NYSE Texas if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that any person related who makes decisions pertaining to the fund's portfolio composition or has access to non-public information regarding the Actual Portfolio or changes thereto or the Proxy Portfolio is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the Actual Portfolio or changes thereto or the Proxy Portfolio.

I acknowledge the above to be true

Transaction Type

New ETP Listing - Managed Portfolio Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that that it seeks to list the above referenced security under NYSE Texas Rule 8.900;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Verified Intraday Indicative Value per share of the security will be disseminated in one second intervals during the Core Trading Session (9:30 to 4 p.m. Eastern Time) by a major market data vendor;
7. represents that the fund's portfolio holdings shall be made available on at least a quarterly basis and shall be made publicly available to all market participants at the same time;
8. represents that , upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 8.900);
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that is will promptly advise NYSE Texas if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that any person who has access to non-public information pertaining to the fund's portfolio composition or changes thereto or the Creation Basket (as defined in NYSE Texas Rule 8.900) is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the fund's portfolio composition or changes thereto, or the Creation Basket.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Other Security Type (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
9. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Add Security

3. Securities Exchange Act of 1934 Exemptive Relief

Please indicate the method by which the Issuer will achieve the no-action/exemptive relief necessary to operate as a listed Exchange Traded Product. All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on NYSE Texas.

4. Additional Information

A. Exchange Requirements for Listing Consideration

To be considered for listing, the applicant issuer must meet the Exchange's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an applicant issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the applicant issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the applicant issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review

The Issuer must provide the Exchange with a letter from counsel, certifying that, to the company's knowledge, no officer[*], board member, or non-institutional shareholder with greater than 10% ownership of the Issuer or a security to be listed has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

[*] As such term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

5. Attestation

The undersigned attests that, at the time of the filing of this application, the Issuer is deemed to have read and understood the Exchange's listing rules and requirements and, if approved for listing, intends to comply with all applicable listing rules and requirements on an ongoing basis. Further, the undersigned certifies that, to the best of his or her knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

6. Listing Agreement

The undersigned, being a duly authorized officer of **Guggenheim Funds Trust**[1], does hereby certify that this application and agreement are made pursuant to resolutions adopted by the Issuer's governing body to list the above securities on NYSE Texas, Inc. ("Exchange"):

1. The Issuer certifies that it (or its authorized agent) has read, understands, and agrees to be bound by and comply with all applicable listing rules, procedures, maintenance requirements, and policies, as contained in the NYSE Texas Rules, as may be amended from time to time.
2. The Issuer agrees that any future Supplemental Listing Application it may file will be considered an addendum to this agreement.
3. For purposes of publicity related to the Issuer's listing on the Exchange, the Issuer authorizes the Exchange to use the Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Issuer's listing on the Exchange.
4. The Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Issuer.
5. The Issuer will maintain a transfer office or agency (noted below) where the security(ies) herein referenced shall be transferable, and (unless such securities are issued in book-entry form only) will keep the office or agency supplied with sufficient certificates to meet the demands for transfer of the security(ies).

Transfer Agent Name

Transfer Agent Contact Name

Phone | **Email**

Address | **City** | **Country** Select...

(address line 2) | ***(address line 3)*** | **Zip Code** | **State** Select...

6. The Issuer certifies that the security(ies) has been accepted for deposit at DTCC and is:

Select...

7. The Issuer agrees to furnish to the Exchange on demand such information concerning the Issuer and the security(ies) as the Exchange may reasonably request.
8. The Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.
9. The Issuer agrees to file all required periodic reports with the Securities and Exchange Commission ("SEC") by the due dates established by the SEC.
10. The Issuer agrees that nothing herein contained or inferred shall be construed as constituting the Issuer's contract for the continued listing of the Issuer's security(ies) on the Exchange. The Issuer understands that the Exchange may suspend its security(ies) with or without prior notice to the Issuer, upon failure of the

Issuer to comply with any one or more sections of this agreement, or when the Exchange, in its sole discretion, shall determine that such suspension of dealings is in the public interest or otherwise warranted.

11. The Issuer acknowledges:

a. that the Exchange has broad discretion regarding the listing of any security and thus may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an Issuer's security inadvisable or unwarranted in the opinion of the Exchange and such determination can be made even if the Issuer meets the Exchange's listing standards.
b. that in connection with the review of this application and agreement, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the Issuer's securities, including, but not limited to, any material provided to or received from the SEC or other appropriate regulatory authority.
c. that it must provide the Exchange with the supporting documents it requires for listing the type of security(ies) indicated above.

12. The Issuer hereby confirms that to its knowledge, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Trust or the Fund has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten years. The term “officer” in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

I certify that, to the best of my knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

On this 23rd day of June, 2026 Guggenheim Funds Trust attests that it is in full agreement with the terms and conditions contained herein.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By	Title	Signed On
		—

Footnotes

1. Note: The Exchange-Traded Products Listing Application must be completed for the following securities described in NYSE Texas Rules 5.2(j)(1) (Other Securities); 5.2(j)(2) (Equity Linked Notes); 5.2(j)(3) (Investment Company Units –Exchange Traded Funds (ETFs)); 5.2(j)(4) (Index-Linked Exchangeable Notes; 5.2(j)(5) (Equity Gold Shares); 5.2(j)(6) (Equity Index-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Fixed Income Index-Linked Securities, Futures-Linked Securities and Multifactor Index-Linked Securities); 5.2(j)(7) Trust Certificates; 5.2(j)(8) (Exchange-Traded Fund Shares); 5.2(j)(9) (Class ETF Shares); 8.3 (Currency and Index Warrants); 8.100 (Portfolio Depositary Receipts); 8.200 (Trust Issued Receipts); 8.201 (Commodity-Based Trust Shares); 8.202 (Currency Trust Shares); 8.203 (Commodity Index Trust Shares); 8.204 (Commodity Futures Trust Shares); 8.300 (Partnership Units); 8.400 (Paired Trust Shares); 8.500 (Trust Units); 8.600 (Managed Fund Shares); 8.601 (Active Proxy Portfolio Shares); 8.700 (Managed Trust Shares); and 8.900 (Managed Portfolio Shares). 2 In the event that the Issuer of the securities to be listed is an entity without officers and/or directors, the term “Issuer” as used herein shall encompass such entity as well as the entity responsible for its organization and/or continued management (its “Sponsor”)

Documents to be Uploaded

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

By Laws

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SEC Approval Order

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Add Link(s)

Board Resolution Authorizing Listing

—

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Add Link(s)

Other

—

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Add Link(s)

Index File(s)

—

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Add Link(s)

Form 8-A

—

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Add Link(s)

Certificate of Incorporation

—

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Add Link(s)

Broadridge Consent Form

—

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Add Link(s)

Transfer Agent Agreement

—

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Add Link(s)

ETP Representation Letter

—

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Add Link(s)

**Firewall or Advisor Representation Letter **
(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)****

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Supplemental Listing Application

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Prospectus

—

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Add Link(s)

Remarks/Comments on documents/links attached above

Recovery Policy Affirmations

—

Letters

Authorization Letter

—

Application Number	Issuer	Exchange	Status
—		NYSE Texas	

Transactions

Transaction Type

New ETP Listing - Investment Company Units (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
10. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference

assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;

11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

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Prospectus or Pricing Supplement

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Firewall Representation(s)

(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

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Add Link(s)

Form 8-A

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Add Link(s)

Index or Portfolio File(s)

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Add Link(s)

Index Methodology (Index-based ETPs only)

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Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Investment Company Units (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Texas Rule 5.2(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2);
12. represents that, upon request, it will provide NYSE Texas with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)

(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Index or Portfolio File(s)

—

Choose Files No file chosen

Add Link(s)

Index Methodology (Index-based ETPs only)

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Exchange Traded Notes (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(6);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Texas Rules 5.2(j)(6) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Texas Rule 5.2(j)(6) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rules 5.2(j)(6) and 5.5(g)(2);
12. represents that, upon request, it will provide NYSE Texas with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**

—

Supporting Documentation (*final documents not required at time of submission*)
Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):
Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)
(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Index or Portfolio File(s)

—

Choose Files No file chosen

Add Link(s)

Index Methodology (Index-based ETPs only)

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Exchange Traded Fund Shares ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser | **Sub adviser**

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(8);
2. represents that it is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 (“Rule 6c-11”);
3. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
7. represents that , upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 5.2(j)(8);
8. represents that it will comply with the website disclosure requirements contained in Rule 6c-11 on a continuing basis;
9. represents that it will promptly notify NYSE Texas if (i) it is no longer eligible to operate in reliance on Rule 6c-11, (ii) it is not in compliance with any of the requirements of Rule 6c-11, or (iii) it is not in compliance with any of the requirements of NYSE Texas Rule 5.2(j)(8).
10. represents that it will provide NYSE Texas with periodic certification that the above referenced security is in compliance with the requirements of Rule 6c-11.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By | **Title** | **Date**

—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)

(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Index or Portfolio File(s)

—

Choose Files No file chosen

Add Link(s)

Index Methodology (Index-based ETPs only)

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETF Listing - Class ETF Shares ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it is an open-end management company that:
   i. pursuant to Multi-Class Fund Exemptive Relief, issues Class ETF Shares and one or more classes of shares that are not exchange traded; and
   ii. is in compliance with the conditions and requirements of such Multi-Class Fund Exemptive Relief.
2. represents that the above referenced security is an ETF Class (as defined in the Exchange's rules for Class ETF Shares) that is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") (as may be modified by the above referenced Multi-Class Fund Exemptive Relief);
3. represents that a CUSIP number identifying the above-referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above-referenced security will not be issued as the security is required by the Exchange to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;

6. represents that, upon listing, it will comply with the applicable distribution requirements of the Exchange's rules for Class ETF Shares and such additional requirements, if any, as may be imposed by any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security;
7. represents that it will comply with the applicable website disclosure requirements contained in Rule 6c-11 on a continuing basis;
8. represents that it will promptly notify NYSE Regulation if (i) it is no longer eligible to operate the above-referenced security as an exchange-traded fund pursuant to, or is otherwise no longer in compliance with the terms and conditions of, the above-referenced Multi-Class Fund Exemptive Relief; or (ii) the above-referenced security is no longer in compliance with the conditions and requirements of Rule 6c-11 under the Investment Company Act of 1940, except as noted in such Multi-Class Fund Exemptive Relief; or (iii) any of the listing requirements set forth in the Exchange's rules for Class ETF Shares are not continuously maintained;
9. understands and acknowledges that all statements and representations contained in any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in any such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas; and
10. represents that it will provide NYSE Regulation with periodic certification that the above-referenced security is in compliance with the applicable requirements of Rule 6c-11 and the above-referenced Multi-Class Fund Exemptive Relief.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)

(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Index or Portfolio File(s)

—

Choose Files No file chosen

Add Link(s)

Index Methodology (Index-based ETPs only)

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Commodity Based Trust Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
9. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature
Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)
Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):
Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)
(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Index or Portfolio File(s)

—

Choose Files No file chosen

Add Link(s)

Index Methodology (Index-based ETPs only)

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Commodity Based Trust Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable distribution requirements of NYSE, NYSE Arca, or NYSE Texas (the "Exchange"), as applicable;
3. represents that certificates for the above security will not be issued as the security is required by the Exchange to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. represents that it will advise NYSE Regulation of any failure by the above security to comply with the applicable continued listing requirements as set forth in the applicable Exchange's rules; and
9. represents that, upon request, it will provide NYSE Regulation with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Regulation) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**

—

Supporting Documentation (*final documents not required at time of submission*)
Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):
Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)
(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Index or Portfolio File(s)

—

Choose Files No file chosen

Add Link(s)

Index Methodology (Index-based ETPs only)

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Managed Fund Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
11. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)
(***Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it***)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Managed Fund Shares (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;

6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. Represents that the provisions of NYSE Texas Rule 8.600 applicable to the above security will be complied with on a continual basis;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rule 8.600;
11. represents that, upon request, it will provide NYSE Texas with portfolio data relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that within 10 business days of the end of each calendar quarter (e.g., March 31, June 30, September 30 and December 31) the issuer will provide to NYSE Texas, via an e-mail to Regulatory-NYSEETPS@theice.com, the following information related to the above security:
13. the number of Authorized Participants registered in the fund (including those Authorized Participants that have not engaged in any creation/redemption activity during the quarter).
14. the number of Authorized Participants registered in the fund that have effected a creation or redemption order in the last twelve months.
15. a description of any failure by the listed security or an authorized participant to deliver shares, cash, or cash and financial instruments in connection with creation or redemption orders.
16. a description of any failure by the listed security to comply with the provisions of NYSE Texas Rule 8.600.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)

(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Active Proxy Portfolio Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 8.601;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Proxy Portfolio (as defined in NYSE Texas Rule 8.601) shall be made publicly available on the issuer's website at least once daily and shall be made available to all market participants at the same time;
7. represents that the Actual Portfolio (as defined in NYSE Texas Rule 8.601) shall be publicly disseminated within at least 60 days following the end of every fiscal quarter and shall be made publicly available to all market participants at the same time;
8. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 8.601);
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that is will promptly advise NYSE Texas if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that any person related who makes decisions pertaining to the fund's portfolio composition or has access to non-public information regarding the Actual Portfolio or changes thereto or the Proxy Portfolio is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the Actual Portfolio or changes thereto or the Proxy Portfolio.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from** such other person to do so.

Signed By

Title

Date

—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Managed Portfolio Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that that it seeks to list the above referenced security under NYSE Texas Rule 8.900;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Verified Intraday Indicative Value per share of the security will be disseminated in one second intervals during the Core Trading Session (9:30 to 4 p.m. Eastern Time) by a major market data vendor;
7. represents that the fund's portfolio holdings shall be made available on at least a quarterly basis and shall be made publicly available to all market participants at the same time;
8. represents that , upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 8.900);
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that is will promptly advise NYSE Texas if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that any person who has access to non-public information pertaining to the fund's portfolio composition or changes thereto or the Creation Basket (as defined in NYSE Texas Rule 8.900) is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the fund's portfolio composition or changes thereto, or the Creation Basket.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Other Security Type (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
9. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)

(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Index or Portfolio File(s)

—

Choose Files No file chosen

Add Link(s)

Index Methodology (Index-based ETPs only)

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Add Transaction

Supplemental Listing Applications (/Supplemental-Listing-Applications/)

Application Number	Issuer	Exchange	Status
—		NYSE Texas	

Transactions

Transaction Type

Change to Investment Company Units (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

New Index / Reference Asset Name

New Index / Reference Asset Provider

New Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;

7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Texas Rule 5.2(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2);
12. represents that, upon request, it will provide NYSE Texas with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)

(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Index or Portfolio File(s)

—

Choose Files No file chosen

Add Link(s)

Index Methodology (Index-based ETPs only)

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

Change to Managed Fund Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and

11. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)

(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

Change to Managed Fund Shares (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. Represents that the provisions of NYSE Texas Rule 8.600 applicable to the above security will be complied with on a continual basis;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rule 8.600;
11. represents that, upon request, it will provide NYSE Texas with portfolio data relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that within 10 business days of the end of each calendar quarter (e.g., March 31, June 30, September 30 and December 31) the issuer will provide to NYSE Texas, via an e-mail to Regulatory-NYSEETPS@theice.com, the following information related to the above security:
13. the number of Authorized Participants registered in the fund (including those Authorized Participants that have not engaged in any creation/redemption activity during the quarter).
14. the number of Authorized Participants registered in the fund that have effected a creation or redemption order in the last twelve months.
15. a description of any failure by the listed security or an authorized participant to deliver shares, cash, or cash and financial instruments in connection with creation or redemption orders.
16. a description of any failure by the listed security to comply with the provisions of NYSE Texas Rule 8.600.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By

Title

Date

—

Supporting Documentation (*final documents not required at time of submission*)
Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):
Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation(s)
(***Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it***)

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

ETP Issuer Name Change ×

Expected Listing Date/Effective Date

YYYY-MM-DD

New Registered Issuer Name

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Press Release

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

ETP Name/CUSIP/Symbol Change / Other

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

New Symbol	New Registered Security Name	New CUSIP

Adviser	Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Press Release

—

Choose Files No file chosen

Add Link(s)

Other

—

Choose Files No file chosen

Add Link(s)

Transaction Type

ETP Stock Split (Forward or Reverse) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	**Security Type**	**Symbol**	**CUSIP**
Select...	—	—	—

New CUSIP	**Split Ratio (From)**	**Split Ratio (To)**

Adviser	**Sub adviser**

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

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Press Release

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Other

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Transaction Type

Index Change / Change In Investment Strategy

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

New Index / Reference Asset Name	New Index / Reference Asset Provider	New Index / Reference Asset Symbol

Adviser	Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Please upload each of the following documents as applicable to the ETP type and Listing Exchange. For a description of each document and specific format requirements, please click here (https://listingmanager.uat1.nyse.com/static/docs/listing_application_documentation.pdf):

Note: Please save attached documents prior to submitting the application.

Firewall Representation(s)
(*Please download template (https://listingmanager.uat1.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)

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Press Release

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Certified Board Resolution

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Index or Portfolio File(s)

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Index Methodology (Index-based ETPs only)

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Other

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Add Transaction

Registered Name

<Insert Issuer Name>

Exchange

NYSE Texas - Secondary

Original Listing Application and Agreement

Entries made below will be transferred to the Listing Application and Listing Agreement documents which can be viewed/downloaded from the "PDF Download" tab at any time after saving this form

1. Corporate Information

A. General Corporate Information

Corporation or Trust Name ("Issuer")

Address Information

Address of Principal Executive Offices

City

Country

Select...

(address line 2)

(address line 3)

Zip Code

State

Select...

Company Phone #

Company Website

Contact Detail

Full Name

Title

Phone

Email

Other Information

Country of Incorporation

Select...

State of Incorporation

Select...

Date of Incorporation

YYYY-MM-DD

Edgar CIK No

SEC '33 Act File No

SEC '40 Act File No

Foreign Private Issuer

------ ×

Fiscal Year End

Select... Select...

B. Corporate Contacts

Role

Primary Contact with respect to Listing Application ×

Full Name | Phone | Email

Address | City | Country: Select...

(address line 2) | *(address line 3)* | Zip Code | State: Select...

Role

Outside Counsel Contact

Full Name | Phone | Email

Address | City | Country: Select...

(address line 2) | *(address line 3)* | Zip Code | State: Select...

Role

Investment Banker/Financial Advisor

Full Name | Phone | Email

Address | City | Country: Select...

(address line 2) | *(address line 3)* | Zip Code | State: Select...

2. Securities to be Listed

Transaction Type

New ETP Listing - Investment Company Units (19b-4 Filing)

Expected Listing Date/Effective Date: YYYY-MM-DD

Transfer From Another Exchange?: Select...

Symbol | Registered Security Name | CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
10. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Investment Company Units (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol | Registered Security Name | CUSIP

Index / Reference Asset Name | Index / Reference Asset Provider | Index / Reference Asset Symbol

Adviser | Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Texas Rule 5.2(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2);
12. represents that, upon request, it will provide NYSE Texas with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Exchange Traded Notes (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(6);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Texas Rules 5.2(j)(6) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Texas Rule 5.2(j)(6) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rules 5.2(j)(6) and 5.5(g)(2);
12. represents that, upon request, it will provide NYSE Texas with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Exchange Traded Fund Shares

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(8);
2. represents that it is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11");
3. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
7. represents that , upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 5.2(j)(8);
8. represents that it will comply with the website disclosure requirements contained in Rule 6c-11 on a continuing basis;
9. represents that it will promptly notify NYSE Texas if (i) it is no longer eligible to operate in reliance on Rule 6c-11, (ii) it is not in compliance with any of the requirements of Rule 6c-11, or (iii) it is not in compliance with any of the requirements of NYSE Texas Rule 5.2(j)(8).
10. represents that it will provide NYSE Texas with periodic certification that the above referenced security is in compliance with the requirements of Rule 6c-11.

I acknowledge the above to be true

☐

Transaction Type

New ETF Listing - Class ETF Shares

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it is an open-end management company that:
   i. pursuant to Multi-Class Fund Exemptive Relief, issues Class ETF Shares and one or more classes of shares that are not exchange traded; and
   ii. is in compliance with the conditions and requirements of such Multi-Class Fund Exemptive Relief.
2. represents that the above referenced security is an ETF Class (as defined in the Exchange's rules for Class ETF Shares) that is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11") (as may be modified by the above referenced Multi-Class Fund Exemptive Relief);
3. represents that a CUSIP number identifying the above-referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above-referenced security will not be issued as the security is required by the Exchange to be book-entry only;
5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, upon listing, it will comply with the applicable distribution requirements of the Exchange's rules for Class ETF Shares and such additional requirements, if any, as may be imposed by any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security;
7. represents that it will comply with the applicable website disclosure requirements contained in Rule 6c-11 on a continuing basis;
8. represents that it will promptly notify NYSE Regulation if (i) it is no longer eligible to operate the above-referenced security as an exchange-traded fund pursuant to, or is otherwise no longer in compliance with the terms and conditions of, the above-referenced Multi-Class Fund Exemptive Relief; or (ii) the above-referenced security is no longer in compliance with the conditions and requirements of Rule 6c-11 under the Investment Company Act of 1940, except as noted in such Multi-Class Fund Exemptive Relief; or (iii) any of the listing requirements set forth in the Exchange's rules for Class ETF Shares are not continuously maintained;
9. understands and acknowledges that all statements and representations contained in any applicable Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in any such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas; and
10. represents that it will provide NYSE Regulation with periodic certification that the above-referenced security is in compliance with the applicable requirements of Rule 6c-11 and the above-referenced Multi-Class Fund Exemptive Relief.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Commodity Based Trust Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
9. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Commodity Based Trust Shares (Generic) ×

Expected Listing Date/Effective Date

Transfer From Another Exchange?

YYYY-MM-DD

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable distribution requirements of NYSE, NYSE Arca, or NYSE Texas (the "Exchange"), as applicable;
3. represents that certificates for the above security will not be issued as the security is required by the Exchange to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. represents that it will advise NYSE Regulation of any failure by the above security to comply with the applicable continued listing requirements as set forth in the applicable Exchange's rules; and
9. represents that, upon request, it will provide NYSE Regulation with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Regulation) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Fund Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol | **Registered Security Name** | **CUSIP**

Adviser | **Sub adviser**

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
11. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Fund Shares (Generic) ×

Expected Listing Date/Effective Date | **Transfer From Another Exchange?**

YYYY-MM-DD | Select...

Symbol | **Registered Security Name** | **CUSIP**

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. Represents that the provisions of NYSE Texas Rule 8.600 applicable to the above security will be complied with on a continual basis;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rule 8.600;
11. represents that, upon request, it will provide NYSE Texas with portfolio data relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that within 10 business days of the end of each calendar quarter (e.g., March 31, June 30, September 30 and December 31) the issuer will provide to NYSE Texas, via an e-mail to Regulatory-NYSEETPS@theice.com, the following information related to the above security:
13. the number of Authorized Participants registered in the fund (including those Authorized Participants that have not engaged in any creation/redemption activity during the quarter).
14. the number of Authorized Participants registered in the fund that have effected a creation or redemption order in the last twelve months.
15. a description of any failure by the listed security or an authorized participant to deliver shares, cash, or cash and financial instruments in connection with creation or redemption orders.
16. a description of any failure by the listed security to comply with the provisions of NYSE Texas Rule 8.600.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Active Proxy Portfolio Shares (19b-4 Filing)

Expected Listing Date/Effective Date

Transfer From Another Exchange?

YYYY-MM-DD

Select...

Symbol | **Registered Security Name** | **CUSIP**

Adviser | **Sub adviser**

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 8.601;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Proxy Portfolio (as defined in NYSE Texas Rule 8.601) shall be made publicly available on the issuer's website at least once daily and shall be made available to all market participants at the same time;
7. represents that the Actual Portfolio (as defined in NYSE Texas Rule 8.601) shall be publicly disseminated within at least 60 days following the end of every fiscal quarter and shall be made publicly available to all market participants at the same time;
8. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 8.601);
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that is will promptly advise NYSE Texas if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that any person related who makes decisions pertaining to the fund's portfolio composition or has access to non-public information regarding the Actual Portfolio or changes thereto or the Proxy Portfolio is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the Actual Portfolio or changes thereto or the Proxy Portfolio.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Managed Portfolio Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that that it seeks to list the above referenced security under NYSE Texas Rule 8.900;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Verified Intraday Indicative Value per share of the security will be disseminated in one second intervals during the Core Trading Session (9:30 to 4 p.m. Eastern Time) by a major market data vendor;
7. represents that the fund's portfolio holdings shall be made available on at least a quarterly basis and shall be made publicly available to all market participants at the same time;
8. represents that , upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 8.900);
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that is will promptly advise NYSE Texas if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that any person who has access to non-public information pertaining to the fund's portfolio composition or changes thereto or the Creation Basket (as defined in NYSE Texas Rule 8.900) is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the fund's portfolio composition or changes thereto, or the Creation Basket.

I acknowledge the above to be true

☐

Transaction Type

New ETP Listing - Other Security Type (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
9. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Add Security

3. Securities Exchange Act of 1934 Exemptive Relief

Please indicate the method by which the Issuer will achieve the no-action/exemptive relief necessary to operate as a listed Exchange Traded Product. All conditions to the no-action/exemptive relief are required to be met upon commencement of trading on NYSE Texas.

4. Additional Information

A. Exchange Requirements for Listing Consideration

To be considered for listing, the applicant issuer must meet the Exchange's minimum listing requirements. The Exchange has broad discretion regarding the listing of any security. Thus, the Exchange may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an applicant issuer's security inadvisable or unwarranted in the opinion of the Exchange. Such determination can be made even if the applicant issuer meets the Exchange's listing standards. In connection with the review of any listing application, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the applicant issuer's security, including, but not limited to, any material provided to or received from the Securities and Exchange Commission or other appropriate regulatory authority.

B. Regulatory Review

The Issuer must provide the Exchange with a letter from counsel, certifying that, to the company's knowledge, no officer[*], board member, or non-institutional shareholder with greater than 10% ownership of the Issuer or a security to be listed has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) during the past ten years. To the extent that an officer, board member, or non-institutional shareholder with greater than 10% ownership of the company has been so convicted, provide a detailed description of all such matters. In addition to reviewing this letter, the Exchange will review background materials available to it regarding the aforementioned individuals as part of the eligibility review process.

[*] As such term is defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

5. Attestation

The undersigned attests that, at the time of the filing of this application, the Issuer is deemed to have read and understood the Exchange's listing rules and requirements and, if approved for listing, intends to comply with all applicable listing rules and requirements on an ongoing basis. Further, the undersigned certifies that, to the best of his or her knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

6. Listing Agreement

The undersigned, being a duly authorized officer of [1], does hereby certify that this application and agreement are made pursuant to resolutions adopted by the Issuer's governing body to list the above securities on NYSE Texas, Inc. ("Exchange"):

1. The Issuer certifies that it (or its authorized agent) has read, understands, and agrees to be bound by and comply with all applicable listing rules, procedures, maintenance requirements, and policies, as contained in the NYSE Texas Rules, as may be amended from time to time.
2. The Issuer agrees that any future Supplemental Listing Application it may file will be considered an addendum to this agreement.
3. For purposes of publicity related to the Issuer's listing on the Exchange, the Issuer authorizes the Exchange to use the Issuer's corporate logos, web site address, trade names, and trade/service marks in order to convey quotation information, transactional reporting information and any other information related to the Issuer's listing on the Exchange.
4. The Issuer indemnifies the Exchange and holds it harmless from any third party rights and/or claims arising out of the Exchange's or any affiliate's use of the Issuer's corporate logos, web site address, trade names, trade/service marks and/or the trading symbol used by the Issuer.
5. The Issuer will maintain a transfer office or agency (noted below) where the security(ies) herein referenced shall be transferable, and (unless such securities are issued in book-entry form only) will keep the office or agency supplied with sufficient certificates to meet the demands for transfer of the security(ies).

Transfer Agent Name

Transfer Agent Contact Name

Phone **Email**

Address **City** **Country**

Select...

(address line 2) ***(address line 3)*** **Zip Code** **State**

Select...

6. The Issuer certifies that the security(ies) has been accepted for deposit at DTCC and is:

Select...

7. The Issuer agrees to furnish to the Exchange on demand such information concerning the Issuer and the security(ies) as the Exchange may reasonably request.
8. The Issuer agrees to pay when due all fees associated with its listing of securities on the Exchange, in accordance with the Exchange's rules.
9. The Issuer agrees to file all required periodic reports with the Securities and Exchange Commission ("SEC") by the due dates established by the SEC.
10. The Issuer agrees that nothing herein contained or inferred shall be construed as constituting the Issuer's contract for the continued listing of the Issuer's security(ies) on the Exchange. The Issuer understands that the Exchange may suspend its security(ies) with or without prior notice to the Issuer, upon failure of the Issuer to comply with any one or more sections of this agreement, or when the Exchange, in its sole discretion, shall determine that such suspension of dealings is in the public interest or otherwise warranted.
11. The Issuer acknowledges:

a. that the Exchange has broad discretion regarding the listing of any security and thus may deny listing or apply additional or more stringent criteria based on any event, condition, or circumstance that makes the listing of an Issuer's security inadvisable or unwarranted in the opinion of the Exchange and such determination can be made even if the Issuer meets the Exchange's listing standards.
b. that in connection with the review of this application and agreement, the Exchange reserves the right to request such additional public or non-public information or documentation as it may deem necessary and appropriate to make a determination regarding the listing eligibility of the Issuer's securities, including, but not limited to, any material provided to or received from the SEC or other appropriate regulatory authority.
c. that it must provide the Exchange with the supporting documents it requires for listing the type of security(ies) indicated above.

12. The Issuer hereby confirms that to its knowledge, no officer, board member, or non-institutional shareholder with greater than 10% ownership of the Trust or the Fund has been convicted of a felony or misdemeanor relating to financial issues (e.g., embezzlement, fraud, theft) in the past ten years. The term "officer" in the foregoing sentence is used as such term is defined by the Securities and Exchange Commission in Rule 16a-1(f) under the Securities Exchange Act of 1934, or any successor rule.

I certify that, to the best of my knowledge and belief, the information contained within this application and any materials provided to the Exchange in support of this application are true and correct.

On this 18th day of June, 2026 attests that it is in full agreement with the terms and conditions contained herein.

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.

Signed By **Title** **Signed On**

—

Footnotes

1. Note: The Exchange-Traded Products Listing Application must be completed for the following securities described in NYSE Texas Rules 5.2(j)(1) (Other Securities); 5.2(j)(2) (Equity Linked Notes); 5.2(j)(3) (Investment Company Units –Exchange Traded Funds (ETFs)); 5.2(j)(4) (Index-Linked Exchangeable Notes; 5.2(j)(5) (Equity Gold Shares); 5.2(j)(6) (Equity Index-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Fixed Income Index-Linked Securities, Futures-Linked Securities and Multifactor Index-Linked Securities); 5.2(j)(7) Trust Certificates; 5.2(j)(8) (Exchange-Traded Fund Shares); 5.2(j)(9) (Class ETF Shares); 8.3 (Currency and Index Warrants); 8.100 (Portfolio Depositary Receipts); 8.200 (Trust Issued Receipts); 8.201 (Commodity-Based Trust Shares); 8.202 (Currency Trust Shares); 8.203 (Commodity Index Trust Shares); 8.204 (Commodity Futures Trust Shares); 8.300 (Partnership Units); 8.400 (Paired Trust Shares);

8.500 (Trust Units); 8.600 (Managed Fund Shares); 8.601 (Active Proxy Portfolio Shares); 8.700 (Managed Trust Shares); and 8.900 (Managed Portfolio Shares). 2 In the event that the Issuer of the securities to be listed is an entity without officers and/or directors, the term "Issuer" as used herein shall encompass such entity as well as the entity responsible for its organization and/or continued management (its "Sponsor")

Documents to be Uploaded

By Laws

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SEC Approval Order

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Board Resolution Authorizing Listing

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Other

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Index File(s)

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Form 8-A

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Certificate of Incorporation

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Broadridge Consent Form

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Transfer Agent Agreement

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ETP Representation Letter

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Firewall or Advisor Representation Letter **
(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

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Supplemental Listing Application

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Prospectus

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Remarks/Comments on documents/links attached above

Recovery Policy Affirmations

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Letters

Authorization Letter

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Supplemental Listing Applications (/Supplemental-Listing-Applications/)

Application Number	Issuer	Exchange	Status
—		NYSE Texas - Secondary	

Transactions

Transaction Type

New ETP Listing - Investment Company Units (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;

7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
10. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

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Prospectus or Pricing Supplement

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Firewall Representation

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

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Index Composition File within 30 days of the listing or effective date

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Index Methodology

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Form 8-A

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Other related document(s)

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Transaction Type

New ETP Listing - Investment Company Units (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(3);

2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Texas Rule 5.2(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2);
12. represents that, upon request, it will provide NYSE Texas with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

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Firewall Representation

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

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Index Composition File within 30 days of the listing or effective date

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Index Methodology

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Form 8-A

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Other related document(s)

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Transaction Type

New ETP Listing - Exchange Traded Notes (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(6);

2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Texas Rules 5.2(j)(6) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Texas Rule 5.2(j)(6) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rules 5.2(j)(6) and 5.5(g)(2);
12. represents that, upon request, it will provide NYSE Texas with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

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Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

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Index Composition File within 30 days of the listing or effective date

—

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Index Methodology

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Form 8-A

—

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Other related document(s)

—

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Transaction Type

New ETP Listing - Exchange Traded Fund Shares

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

If the security being listed tracks an underlying Index/Reference Asset, please provide the following information. If not applicable, please enter N/A

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(8);
2. represents that it is eligible to operate in reliance on Rule 6c-11 under the Investment Company Act of 1940 ("Rule 6c-11");
3. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
4. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;

5. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
6. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
7. represents that , upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 5.2(j)(8);
8. represents that it will comply with the website disclosure requirements contained in Rule 6c-11 on a continuing basis;
9. represents that it will promptly notify NYSE Texas if (i) it is no longer eligible to operate in reliance on Rule 6c-11, (ii) it is not in compliance with any of the requirements of Rule 6c-11, or (iii) it is not in compliance with any of the requirements of NYSE Texas Rule 5.2(j)(8).
10. represents that it will provide NYSE Texas with periodic certification that the above referenced security is in compliance with the requirements of Rule 6c-11.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

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Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

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Index Composition File within 30 days of the listing or effective date

—

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Index Methodology

—

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Form 8-A

—

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Other related document(s)

—

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Transaction Type

New ETP Listing - Commodity Based Trust Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
9. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

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Add Link(s)

Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)**

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

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Add Link(s)

Index Methodology

—

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Add Link(s)

Form 8-A

—

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Add Link(s)

Other related document(s)

—

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Add Link(s)

Transaction Type

New ETP Listing - Commodity Based Trust Shares (Generic) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable distribution requirements of NYSE, NYSE Arca, or NYSE Texas (the "Exchange"), as applicable;
3. represents that certificates for the above security will not be issued as the security is required by the Exchange to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;

6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. represents that it will advise NYSE Regulation of any failure by the above security to comply with the applicable continued listing requirements as set forth in the applicable Exchange's rules; and
9. represents that, upon request, it will provide NYSE Regulation with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Regulation) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

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Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Managed Fund Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;

10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
11. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

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Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Managed Fund Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. Represents that the provisions of NYSE Texas Rule 8.600 applicable to the above security will be complied with on a continual basis;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rule 8.600;
11. represents that, upon request, it will provide NYSE Texas with portfolio data relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that within 10 business days of the end of each calendar quarter (e.g., March 31, June 30, September 30 and December 31) the issuer will provide to NYSE Texas, via an e-mail to Regulatory-NYSEETPS@theice.com, the following information related to the above security:
13. the number of Authorized Participants registered in the fund (including those Authorized Participants that have not engaged in any creation/redemption activity during the quarter).
14. the number of Authorized Participants registered in the fund that have effected a creation or redemption order in the last twelve months.
15. a description of any failure by the listed security or an authorized participant to deliver shares, cash, or cash and financial instruments in connection with creation or redemption orders.
16. a description of any failure by the listed security to comply with the provisions of NYSE Texas Rule 8.600.

I acknowledge the above to be true

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)**

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

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Add Link(s)

Other related document(s)

—

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Add Link(s)

Transaction Type

New ETP Listing - Active Proxy Portfolio Shares (19b-4 Filing) ×

Expected Listing Date/Effective Date	Transfer From Another Exchange?
YYYY-MM-DD	Select...

Symbol	Registered Security Name	CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 8.601;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Proxy Portfolio (as defined in NYSE Texas Rule 8.601) shall be made publicly available on the issuer's website at least once daily and shall be made available to all market participants at the same time;
7. represents that the Actual Portfolio (as defined in NYSE Texas Rule 8.601) shall be publicly disseminated within at least 60 days following the end of every fiscal quarter and shall be made publicly available to all market participants at the same time;
8. represents that, upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 8.601);
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that is will promptly advise NYSE Texas if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that any person related who makes decisions pertaining to the fund's portfolio composition or has access to non-public information regarding the Actual Portfolio or changes thereto or the Proxy Portfolio is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the Actual Portfolio or changes thereto or the Proxy Portfolio.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

☐

Transaction Type

New ETP Listing - Managed Portfolio Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Adviser

Sub adviser

Transaction Description

Exemptive Order Number

Statements of Representation

In support of this application, the issuer:

1. represents that that it seeks to list the above referenced security under NYSE Texas Rule 8.900;
2. represents that a CUSIP number identifying the above referenced security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the Securities Exchange Act of 1934;
3. represents that certificates for the above referenced security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. is providing copies of the registration statement on Form 8-A and prospectus for the above-referenced security as filed with the Securities and Exchange Commission;
5. represents that, effective immediately upon listing, the Net Asset Value per share of the above-referenced security will be calculated daily and will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Verified Intraday Indicative Value per share of the security will be disseminated in one second intervals during the Core Trading Session (9:30 to 4 p.m. Eastern Time) by a major market data vendor;
7. represents that the fund's portfolio holdings shall be made available on at least a quarterly basis and shall be made publicly available to all market participants at the same time;
8. represents that , upon listing, it will comply with the applicable distribution requirements of NYSE Texas Rule 8.900);
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the portfolio, (ii) limitations on portfolio holdings, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that is will promptly advise NYSE Texas if it is noncompliant with the conditions of any applicable exemptive order or no-action relief granted to the issuer by the Securities Exchange Commission or its staff;
11. represents that it will promptly advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
12. represents that any person who has access to non-public information pertaining to the fund's portfolio composition or changes thereto or the Creation Basket (as defined in NYSE Texas Rule 8.900) is subject to procedures reasonably designed to prevent the use and dissemination of material non-public information regarding the fund's portfolio composition or changes thereto, or the Creation Basket.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By

Title

Date

—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Transaction Type

New ETP Listing - Other Security Type (19b-4 Filing) ×

Expected Listing Date/Effective Date

YYYY-MM-DD

Transfer From Another Exchange?

Select...

Symbol

Registered Security Name

CUSIP

Index / Reference Asset Name

Index / Reference Asset Provider

Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
2. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
3. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
4. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
5. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
6. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
7. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
8. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
9. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
10. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

SEC Approval Order

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Form 8-A

—

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Add Link(s)

Other related document(s)

—

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Add Link(s)

Add Transaction

Application Number	Issuer	Exchange	Status
—		NYSE Texas - Secondary	

Transactions

Transaction Type

Change to Investment Company Units (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

New Index / Reference Asset Name

New Index / Reference Asset Provider

New Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under NYSE Texas Rule 5.2(j)(3);
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;

3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the index (if any) or other reference asset underlying the above security will be calculated and disseminated via a major market data vendor with sufficient frequency for its type as required by the applicable NYSE Texas Rules;
6. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
7. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
8. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
9. represents that the provisions of NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2) applicable to the above security will be complied with on a continual basis;
10. represents that it will test the index underlying the above security for compliance with the applicable continued listing standards contained in NYSE Texas Rule 5.2(j)(3) on each date that such index is rebalanced or reconstituted, and in no event less than quarterly;
11. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rules 5.2(j)(3) and 5.5(g)(2);
12. represents that, upon request, it will provide NYSE Texas with an index constituent file relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
13. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)

—

Choose Files No file chosen

Add Link(s)

Index Composition File within 30 days of the listing or effective date

—

Choose Files No file chosen

Add Link(s)

Index Methodology

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Delete Transaction

☐

Transaction Type

Change to Managed Fund Shares (19b-4 Filing)

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;
2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. understands and acknowledges that all statements and representations contained in Securities and Exchange Commission Order Granting Approval to list and trade the above security regarding (i) the description of the index, portfolio or reference asset, (ii) limitations on index or portfolio holdings or reference assets, or (iii) the applicability of NYSE Texas listing rules specified in such Approval Order shall constitute continued listing requirements for listing the securities on NYSE Texas;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas rules and the applicable Securities and Exchange Approval Order; and
11. represents that, upon request, it will provide NYSE Texas with index or portfolio data, as the case may be, relating to the security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements.

I acknowledge the above to be true

☐

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
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Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

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SEC Approval Order

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Prospectus or Pricing Supplement

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Firewall Representation**

(Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it)*

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Other related document(s)

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Transaction Type

Change to Managed Fund Shares (Generic)

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

Adviser	Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Regulation M Exemptive Relief Letter

Statements of Representation

In support of this application, the issuer:

1. represents that it seeks to list the above referenced security under Rule 8.600;

2. represents that a CUSIP number identifying the above security has been included in the file of eligible securities maintained by a securities depositary registered as a clearing agency under Section 17A of the 1934 Act;
3. represents that, upon listing, the above security will meet the applicable NYSE Texas distribution requirements;
4. represents that certificates for the above security will not be issued as the security is required by NYSE Texas to be book-entry only;
5. represents that, effective immediately upon listing, the Net Asset Value per share (if applicable) of the security will be calculated daily and the Net Asset Value and Disclosed Portfolio (if applicable) for the security will be made available to all market participants at the same time;
6. represents that, effective immediately upon listing, the Intraday Indicative Value per share of the security (if applicable) will be disseminated at least every 15 seconds during the Core Trading Session (9:30 to 4 p.m. Eastern Time) via a major market vendor;
7. is providing copies of the registration statement on Form 8-A and prospectus and/or pricing supplement for the security as filed with the Securities and Exchange Commission;
8. represents that it is relying on the above referenced letter from the SEC providing the necessary relief from Regulation M of the Securities and Exchange Act of 1934.
9. Represents that the provisions of NYSE Texas Rule 8.600 applicable to the above security will be complied with on a continual basis;
10. represents that it will advise NYSE Texas of any failure by the above security to comply with applicable continued listing requirements as set forth in the NYSE Texas Rule 8.600;
11. represents that, upon request, it will provide NYSE Texas with portfolio data relating to the above referenced security (in a format acceptable to NYSE Texas) in order to demonstrate its ongoing compliance with the applicable continued listing requirements; and
12. represents that within 10 business days of the end of each calendar quarter (e.g., March 31, June 30, September 30 and December 31) the issuer will provide to NYSE Texas, via an e-mail to Regulatory-NYSEETPS@theice.com, the following information related to the above security:
13. the number of Authorized Participants registered in the fund (including those Authorized Participants that have not engaged in any creation/redemption activity during the quarter).
14. the number of Authorized Participants registered in the fund that have effected a creation or redemption order in the last twelve months.
15. a description of any failure by the listed security or an authorized participant to deliver shares, cash, or cash and financial instruments in connection with creation or redemption orders.
16. a description of any failure by the listed security to comply with the provisions of NYSE Texas Rule 8.600.

I acknowledge the above to be true

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Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	**Title**	**Date**
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Prospectus or Pricing Supplement

—

Choose Files No file chosen

Add Link(s)

Firewall Representation**
(***Please*** ***download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx)*** ***and after filling out the required information please reattach/upload it***)**

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Other related document(s)

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Transaction Type

ETP Issuer Name Change ×

Expected Listing Date/Effective Date

YYYY-MM-DD

New Registered Issuer Name

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By

Title

Date

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Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Press Release

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Other related document(s)

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Transaction Type

ETP Name/CUSIP/Symbol Change / Other

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

New Symbol	New Registered Security Name	New CUSIP

Adviser	Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term “signature” means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date

—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Press Release

—

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Add Link(s)

Other related document(s)

—

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Add Link(s)

Transaction Type

ETP Stock Split (Forward or Reverse)

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

New CUSIP

Split Ratio (From)

Split Ratio (To)

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Certified Board Resolution

—

Choose Files No file chosen

Add Link(s)

Press Release

—

Choose Files No file chosen

Add Link(s)

Other related document(s)

—

Choose Files No file chosen

Add Link(s)

Delete Transaction

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Transaction Type

Index Change / Change In Investment Strategy

Expected Listing Date/Effective Date

YYYY-MM-DD

Security	Security Type	Symbol	CUSIP
Select...	—	—	—

Index / Reference Asset Name	Name	Index / Reference Asset Symbol	Index time zone
—	—	—	—

New Index / Reference Asset Name	New Index / Reference Asset Provider	New Index / Reference Asset Symbol

Adviser

Sub adviser

Transaction Description

Board Approval Date

YYYY-MM-DD

Electronic Signature

Required signatures must be in typed form rather than manual format. When used in connection with an electronic submission, the term "signature" means an electronic entry in the form of a magnetic impulse or other form of computer data compilation of any letters or series of letters or characters comprising a name, executed, adopted or authorized as a signature. **Any person signing on behalf of another person represents that s/he has explicit authorization from such other person to do so.**

Signed By	Title	Date
		—

Supporting Documentation (*final documents not required at time of submission*)

Note: Please save attached documents prior to submitting the application.

Firewall Representation**

(*Please download template (https://listingmanager.uat.nyse.com/static/slap-templates/Blanket%20Firewall%20Template%20for%20Exchange%20Traded%20Fund%20Shares%20June%202025.docx) and after filling out the required information please reattach/upload it*)**

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Press Release

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Certified Board Resolution

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Index Composition File within 30 days of the listing or effective date

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Index Methodology

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Other related document(s)

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Add Transaction